UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.   Press release issued by ABB Ltd dated September 5, 2007.

2

Press Release

ABB expects sustained growth and

increased earnings from 2007 to 2011

Zurich, Switzerland, Sept. 5, 2007 — ABB, the leading power and automation technology company, expects sustained revenue growth and increased profitability under its new mid-term strategy for 2007 to 2011.

ABB expects demand for new and upgraded power infrastructure to continue in all regions, and further industrial investments in improved productivity and energy efficiency. The company plans to maintain its current core portfolio of businesses and aims to build on its leading technology and strong market positions — especially in the fast-growing emerging economies — to increase revenues organically at almost twice the rate of market growth and three times the rate of global GDP growth over the period.

Assuming demand remains favorable, ABB expects profitability (measured as earnings before interest and taxes as a percentage of revenues) to increase by as much as five percentage points during the five-year period, compared to 2006. The improvement will be driven by economies of scale, such as strong factory loading, and further operational improvements.

As a result, the company forecasts earnings per share to grow by a compound average of 15-20 percent a year over the planning period and its return on capital employed, after tax, to exceed 30 percent by 2011.

“ABB’s market and technology leadership in highly attractive businesses provides an opportunity to achieve sustainable organic growth and increased profitability,” said Fred Kindle, ABB President and CEO.

“We will continue our focus on business execution and operational excellence,” Kindle said. “Initiatives to optimize our global footprint will continue to bring both cost and growth benefits. At the same time, we will look for value-creating external growth opportunities. We expect our shareholders as well as our other constituencies to directly benefit from this strategy.”

Summary of 2007-11 Group targets(1)

Revenue growth	8-11% CAGR(2)
EBIT margin corridor	11-16%
Earnings per share growth	15-20% CAGR(2)
Return on capital employed (after tax) (ROCE)	>30% by 2011
Free cash flow as share of net income (cash conversion)	100% on average

(1) Targets are defined in Appendix I of this release.

(2) Compound annual growth rate over five years from 2007 to 2011 (i.e., base year is 2006), excluding major acquisitions and divestitures and assuming constant exchange rates.

The previous EBIT margin target, which was to be achieved by the end of 2009, has been replaced with an EBIT margin corridor providing a minimum and maximum value for each year in the 2007-11 period, depending on market conditions. The previous net margin target has been replaced by a compound annual growth target for undiluted earnings per share.

“The top of our margin corridor reflects our ambition assuming our end-markets remain favorable, while the bottom is what we believe we can deliver in a more challenging market environment,” said Michel Demaré, Chief Financial Officer. “Our aim with the new EPS growth goal is to bring our targets even more in line with the most widely used valuation measures in the investment community.”

The company said its existing portfolio of power and automation businesses, and its leading presence in high-growth emerging markets, puts it in a strong position to benefit from expected continuing growth in power utility and industrial automation investments over the next five years. These favorable trends will be further enhanced by the accelerating drive for energy efficiency and efforts to combat climate change.

From 2007 to 2011, global GDP is expected to grow by an average of about 3 percent a year, while ABB forecasts that its markets will grow at approximately 6 percent a year. The Asian market is expected to grow by more than 50 percent by 2011, with Europe up 24 percent, the Americas 25 percent, and the Middle East and Africa 40 percent higher.

ABB continues to assess potential acquisitions that fill technology or regional gaps, create strategic and financial value and can be successfully integrated. Taking possible acquisition financing into account, ABB aims for a maximum balance sheet gearing (total debt divided by total debt plus equity, including minority interest) of 40 percent. The company’s growth and profitability targets exclude the effect of major acquisitions.

ABB also published revenue growth and EBIT margin targets for each of its five divisions. The growth targets range from 6 percent in Robotics to 11 percent in Power Systems. The upper end of the divisional EBIT margin corridors range from 10 percent in Robotics and Power Systems to 19 percent in Automation Products.

Division targets

Division	Revenue growth*	EBIT margin corridor 2007-11
Power Products	10%	12-17%
Power Systems	11%	6-10%
Automation Products	8%	14-19%
Process Automation	8%	9-14%
Robotics	6%	5-10%

* Compound annual growth rate for the five years from 2007 to 2011 (i.e., base year is 2006), excluding major acquisitions and divestitures and assuming constant exchange rates.

Investments in technology and R&D will continue to be a pillar of ABB’s strategy. In addition, the company has identified a number of large industrial customer segments, such as rail transportation, wind energy and water, where it has a wide offering of relevant products and services but where it has not yet tapped the full business potential. Revenue from these end markets is expected to grow faster than the group average in the next several years.

ABB will continue to drive its global footprint initiative aimed at aligning the geographic scope of its engineering, manufacturing and supply to rapidly changing market conditions. The company said it had increased sourcing from emerging economies to more than 30 percent of total sourcing by the end of the first half of 2007 compared to under 18 percent in 2005, and that low-cost sourcing can increase further.

Included in ABB’s 2011 strategy are further initiatives to achieve leadership in business ethics, people development and occupational health and safety.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 111,000 people.

More information

ABB’s mid-term targets press release and presentation slides are available from Sept. 5, 2007 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference and conference call for journalists, which will also be Webcast, starting at 10:00 a.m. Central European Time (CET) today. Callers from the UK should dial +44 20 7107 0611. From Sweden, dial +46 8 5069 2105, and from the rest of Europe, please dial +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 306, followed by the # key.

A meeting, conference call and live Webcast for analysts and investors is scheduled to begin today at 2:00 p.m. CET (8:00 a.m. EST). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in ten minutes before the start of the conference call. The audio playback of the conference call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 299, followed by the # key.

Important notice about forward-looking information

This press release includes forward-looking information and statements including statements concerning the outlook and targets for our businesses. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including the economic conditions of the regions and industries that are major markets for ABB. These expectations, estimates and projections are generally identifiable by statements containing words such as “aims,” “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, the amount of revenues we are able to generate from order backlogs and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 719	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

Appendix I
Target definitions

Revenue growth CAGR	Compound annual growth rate of revenues for the five years from 2007 to 2011 (i.e., starting point = 2006), excluding major acquisitions and divestitures and assuming constant exchange rates

EBIT margin corridor	The minimum and maximum earnings before interest and taxes as a percentage of revenues expected for each year within the period 2007 to 2011

EPS growth	Compound annual growth rate of earnings per share (undiluted) from 2007 to 2011 (i.e., starting point = 2006)

Cash conversion	Free cash flow (cash flow from operating activities adjusted for changes in financing receivables as well as net investments in property, plant and equipment) as a percentage of net income

Return on capital employed

EBIT (less tax), divided by the sum of fixed assets plus net working capital (at year end)
EBIT (less tax) = EBIT x (1 - tax rate)
Tax rate = Provision for taxes / Income from continuing operations before taxes and minority interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: September 5, 2007	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and
Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel